Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Three Months Ended
(In millions)	March 31,		Year Ended December 31,

	2009	2008	2008	2007	2006	2005	2004

Portion of rentals representing interest	$21	$33	$89	$101	$75	$62	$57

Capitalized interest, including
discontinued operations	106	76	326	214	152	83	48

Other interest and fixed charges,
including discontinued operations	24	44	153	135	147	240	279

Total fixed charges (A)	$151	$153	$568	$450	$374	$385	$384

Earnings-pretax income with
applicable adjustments (B)	$1,006	$1,310	$7,367	$7,055	$9,014	$4,557	$2,905

Ratio of (B) to (A)	6.66	8.56	12.97	15.68	24.10	11.84	7.57